Administrative Office
4333 Edgewood Road NE Cedar Rapids, IA 52499

            April 15, 2013

Ms. Ashley Vroman-Lee

Insured Investments Office

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Transamerica Advisors Life Insurance Company
Form S-3 Initial Filing
File No. 333-185576

Dear Ms. Vroman-Lee:

This letter responds to comments that you provided with respect to the initial filing of the above-referenced registration statement on Form S-3 of Transamerica Advisors Life Insurance Company (“TALIC” or “we”). For your convenience, I have restated those comments below, and followed each comment with our response.

Comments:

1.	Cover page – Please explain what “certain qualified retirement accounts” refers to.

Response: Certain qualified retirement accounts refers to plans qualified under the Internal Revenue Code (“IRC”), individual retirement accounts (“IRAs”) and Roth IRAs, tax-sheltered custodial accounts, and deferred compensation plans of state and local governments and tax-exempt organizations. Each of these plans receive favorable tax treatment under the IRC. More detailed disclosure regarding the types of qualified accounts that may purchase a Certificate appears in Section 7 of the prospectus under “Tax Considerations – Qualified Accounts.”

2.	Important Notices – Please remove the word “favorable” in the second to last bullet because it is unclear to whom the private letter rulings are favorable. Please provide a cross-reference to the “Tax Considerations” referenced in the second to last bullet. (page 2)

Response: Requested changes have been made.

3.	The Certificate – Please explain supplementally why TALIC does not have default investment parameters so investors do not lose their Certificate if TALIC changes the composition requirements and investors do not make the required transfer within the prescribed time period. (page 6)

Response: We do not have investment discretion with respect to the Contract Owner’s Account. Accordingly, we do not have any means to enforce any default investment parameters.

4.	The Certificate – Please consider defining “registered representatives” in the fourth paragraph. (page 7)

Response: We believe, consistent with industry practice, that the term as used in the prospectus does not require a separate definition.

5.	The Certificate – Please explain supplementally what the limits are for an investor to withdraw from the Covered Asset Pool. Please consider using the “Qualified Account” definition here. (page 7)

Response: The Certificate does not limit the amount that can be withdrawn by a Certificate Owner from the Covered Asset Pool. However, as described in the prospectus, any withdrawal that is an Excess Withdrawal may reduce or terminate the benefits offered by the Certificate.

We have added “(defined in Section 10 – Definitions)” to the sixth paragraph under “The Certificate”.

Ms. Ashley Vroman-Lee

Insured Investments Office

U.S. Securities and Exchange Commission

April 15, 2013

Page | 2

6.	The Certificate – Please remove extraneous language throughout the registration statement. For example, please remove the word “generally” in the sentence that says, “(T)he Insured Event, defined below, generally is the depletion of the Covered Asset Pool…” as “Insured Event” is already defined. (page 7)

Response: Comment complied with.

7.	The Certificate – The prospectus states that “(y)ou may purchase the Certificate when you first invest in the Eligible Assets or at any time thereafter.” The prospectus also states that you may stop offering the contract at any time. Please resolve this apparent inconsistency. (page 7)

Response: Comment complied with by striking the sentence “You may purchase the Certificate when you first purchase Eligible Assets or at any time thereafter.”

8.	Payment of Benefits: Insured Event – Please confirm supplementally the accuracy of the second bullet. (page 10) (The prospectus suggests that the insured event must occur after the lock-in date.) Please make the corresponding changes in the “Payment of Benefits: Insured Event” section of the prospectus. (page 40)

Response: The Lock-In-Date must have been previously established prior to the Insured Event for the benefit payments to commence. We have revised the referenced disclosure to provide clarity that the Lock-In-Date must be established prior to the Insured Event.

9.	Certificate Fee – Please include a plain English description of the fees that include the maximum fees that may be imposed under the certificate. (page 11)

Response: The Certificate Fee is the fee imposed under the Certificate. The first two paragraphs under the heading “Certificate Fee” (on page 11) briefly explains when the Certificate Fee is due, the different available methods for paying the Certificate Fee, and the value under the Certificate on which the Certificate Fee is calculated. The third paragraph under the heading “Certificate Fee” (on page 11) states that the Certificate Fee will depend on the Investment Profile for allocations to the Eligible Funds, or the risk profile for allocations to an Eligible Strategy. The fourth paragraph under the heading “Certificate Fee” (on page 11) refers readers to Section 4 for current and maximum fee rates applicable to existing Investment Profiles. Because the current Certificate Fee for Eligible Strategies will depend on the risk profile of each Eligible Strategy that may be made available from time to time, the prospectus directs the reader to the consult with their financial professional for current Certificate Fee rates applicable to any Eligible Strategies. The disclosure states that the Certificate Fee Percentage for an Eligible Strategy cannot be increased by more than 0.75% above the percentage at the time of investment in the Strategy.

10.	Risk factors (page 17-18)

a.	Please clarify when and why you might change the composition requirements.

Response: The composition requirements could change at any time due to a variety of factors including, but not limited to, market and competitive factors. We have added disclosure to this effect on page 17 of the prospectus.

b.	The prospectus states that “(b)ecause the Coverage Percentage is determined in part by the current 10-year United States Treasury Bond Yield (10-year US Bond Yield), there is risk that the 10-year US Bond Yield may be lower at the time you Lock-In the Coverage Amount.” Given the plain meaning of the term lock-in, an investor might think they are locking-in a coverage amount based on the 10-year treasury rate. The only variable of the coverage amount that appears to be locked-in is the age of the covered person. The coverage amount will change yearly based on movements in the 10-year rate. Please revise this section accordingly.

Ms. Ashley Vroman-Lee

Insured Investments Office

U.S. Securities and Exchange Commission

April 15, 2013

Page | 3

Response: The Coverage Amount is locked-in on the Lock-In Date. After the Lock-In Date, the Coverage Amount cannot decrease, assuming no Excess Withdrawals, regardless of the 10-year US Treasury Bond Yield. However, the Coverage Amount could increase after the Lock-In Date. The prospectus (page 34) describes the calculation of the Coverage Amount after the Lock-In Date as follows:

After the Lock-In Date but before the Insured Event, the Coverage Amount is calculated on each Certificate Anniversary. The Coverage Amount is the greater of: 1) the current Coverage Amount; or 2) the Covered Asset Pool Value on the Certificate Anniversary multiplied by the current Coverage Percentage as determined by the Annuitant’s attained age…at the Lock-In Date and the current 10-year United States Treasury Bond Yield.

Accordingly, absent Excess Withdrawals, the Coverage Amount will never be lower than the Coverage Amount calculated on the Lock-In Date, regardless of any subsequent changes in the 10-year US Treasury Bond Yield.

c.	Please confirm supplementally the accuracy of the following statement: “Therefore, the longer you wait to set the Lock-In Date, the greater the opportunity that the 10-year US Bond Yield may decrease and result in a lower Coverage Percentage.”

Response: We will replace the sentence quoted above with the following: “A lower 10-year US Treasury Bond Yield on the Lock-In Date would result in a lower Coverage Percentage.”

d.	Please disclose that Coverage Amount, which varies based on the 10-year US Bond Yield, will be locked at the time of the Insured Event. If the Insured Event occurs in a low interest rate environment, your fixed lifetime payout may be lower than if the Insured Event occurred in a higher interest rate environment.

Response: As noted in the response to comment 10.b., above, the Coverage Amount is locked in on the Lock-In Date. The Coverage Amount can only increase between the Lock-In Date and the Insured Event. Accordingly, lower interest rates at the time of the Insured Event will not result in a lower Coverage Amount. However, the interest rate environment (high or low) as well as investment performance throughout the period between the Lock-In Date and the Insured Event would impact the likelihood of any subsequent step-ups in the Coverage Amount prior to the Insured Event.

11.	Coverage Base – “Exchange Program” is not defined in the “Definitions” section. Please define “Exchange Program” in the first paragraph or make lowercase. (page 8)

Response: We have changed to lower case.

12.	Coverage Base – “Section 9, Additional Information – Exchange Program,” “Section 4 – Certificate Fee Percentages for Eligible Funds,” and “Section 4 – Fee Options” are not included in the Table of Contents. Please confirm all sections are listed in the Table of Contents and properly cross-referenced throughout the prospectus. (page 8)

Response: We have added the above-referenced sections to the Table of Contents, as appropriate.

13.	Coverage Base – “Subsequent Contributions” and “Contributions” are not defined in the “Definitions” section. Please define “Subsequent Contributions” and “Contributions” or make each lowercase. (page 8)

Response: Both of the terms “Contributions” and “Subsequent Contributions” can be found under the definition of “Certificate Contributions.”

14.	Coverage Base – Please explain supplementally why “Subsequent Contributions” are not permitted. (page 8)

Response: Under the Certificate, Subsequent Contributions are permitted prior to the Lock-In Date, but not after the Lock-In Date. After the Lock-In Date, the insurance guarantees (e.g., the Coverage Amount) have been set. Accordingly, allowing Certificate Owners to add Subsequent Contributions after the Lock-In Date could subject the Company to unfunded insurance risks for which no market hedge may be available.

Ms. Ashley Vroman-Lee

Insured Investments Office

U.S. Securities and Exchange Commission

April 15, 2013

Page | 4

15.	Coverage Base – Please provide a cross-reference for more information to the “step-up” referenced on page 8.

Response: We have added the cross-reference as requested.

16.	Coverage Amount – Please include, in this section, that a purchaser will be given notice that their Certificate or benefits provided by the Certificate will terminate when the purchaser initiates an action that may potentially terminate the Certificate or benefits provided by the Certificate (similar to the disclosure in the “Covered Assets Pool Composition Requirements”). (page 10)

Response: We have added the requested disclosure to the prospectus under the paragraph entitled “Covered Asset Pool Composition Requirements.”

17.	Certificate Fee – Please explain supplementally why a purchaser cannot change Fee Options after the Certificate Date. (page 11 and page 46)

Response: The different Fee Options provide for, among other things, differences in whether the Certificate Fee (assessed by us) and the Advisory Fee (assessed by a third-party adviser) can be deducted from Covered Assets. Accordingly, among other reasons, allowing changes to Fee Options would be administratively impractical. In addition, allowing Certificate Owners to change Fee Options after issue could affect pricing and other benefit considerations.

18.	Certificate Fee – Please clarify what “declared” means in the following sentence, “(T)he Certificate Fee Percentages applicable to Eligible Strategies will be declared by us from time to time.” (page 12)

Response: This sentence refers to the fact that we may establish Certificate Fee Percentages for new Eligible Strategies that we offer, and we may evaluate and potentially make changes to the Certificate Fee Percentages applicable to the Eligible Strategies from time to time based on a variety of factors, including but not limited to, competitive and market factors. Any change in the Certificate Fee Percentage for existing Owners of an Eligible Strategy would only apply in the event of an automatic step-up on a Certificate Anniversary (which the Owner can reject). Also, as disclosed, the Certificate Fee Percentage applicable to an Eligible Strategy will not be increased by more than 0.75% above the Certificate Fee Percentage at the time of the Certificate Owner’s investment in the Eligible Strategy.

19.

Certificate Fee – In the 6th paragraph under this heading, the disclosure refers to the “table above,” however, there is no fee percentage table associated above this disclosure. Please revise. (page 12)

Response: Reference to the “table above” has been removed and a cross reference to the appropriate table in Section 4 has been added.

20.	Section 3 – Increasing Certificate Fee Percentage – Please explain supplementally what “time to time” means (i.e. when Transamerica will increase the Certificate Fee Percentage applicable to Eligible Strategies). Please explain supplementally whether Transamerica will increase the Certificate Fee Percentage applicable to Eligible Strategies only in the event of a step-up. (page 19)

Response: As noted in the response to Staff comment number 18, above, we periodically will evaluate and potentially make changes to the Certificate Fee Percentages applicable to the Eligible Strategies based on analysis of a variety of factors. After a Certificate Owner’s investment in an Eligible Strategy, the Certificate Fee Percentage for that Eligible Strategy may change only in the event of a step-up.

21.	Removing Financial Institutions – Please revise “your” to “you” before, “…no benefits will be paid unless your”(i) move your Account to an approved Financial Institution within 90 days…” (page 19)

Response: We have made the requested change.

Ms. Ashley Vroman-Lee

Insured Investments Office

U.S. Securities and Exchange Commission

April 15, 2013

Page | 5

22.	Payment of Certificate Fee from Qualified Account – Please provide a cross-reference to Options 1 - 6 in this paragraph. (page 20)

Response: The requested cross-reference has been added.

23.	Introduction to the Certificate – The prospectus states that “(t)he Certificate is also available in connection with Qualified Accounts, but may not be owned by the Qualified Accounts.” Please explain supplementally what this means and explain the distinction. (page 21)

Response: Disclosure has been revised with respect to Qualified Accounts please see page 21.

24.	Introduction to the Certificate – Please explain supplementally how the Certificate will be “available in connection” with Qualified Accounts. (page 22)

Response: As noted above, the Disclosure has been revised with respect to Qualified Accounts.

25.	Introduction to the Certificate – For clarity, consider revising the following sentence from the negative to the positive, “The Lock-In Date may be no earlier than the date the Certificate Owner (or if joint life coverage is selected, the date the younger spouse) attain(s) age 60.” (page 22)

Response: We have retained the existing language to highlight the restrictive (rather than permissive) nature of the condition.

26.	Purchasing the Certificate – “Us” is not defined in the “Definitions” section. Please define “Us” in the first bullet or make lowercase. (page 23 and page 29)

Response: The term “Us” is defined on page 78 in the definition of “Company, us, we, or our.”

27.	Eligible Fund Composition Requirements – “Hedge Funds” is listed as one of the Asset Class Categories. Please explain supplementally how the investor will gain exposure to this asset class (e.g., direct investment in a hedge fund or a registered fund of hedge funds.) (page 23)

Response: Currently, Eligible Funds that could be assigned to this Asset Class Category could include registered mutual funds or ETFs with hedge fund characteristics, or registered funds of hedge funds. Currently, we do not anticipate including hedge funds as Eligible Funds.

28.	Coverage Base – The Coverage Asset Pool is valued at the end of each valuation day. (page 28)

a.	Where an investor owns an ETF, please clarify if the ETF is valued at the daily NAV or at its closing value.

Response: We will add the following disclosure in the pre-effective amendment: “ETFs will be valued under the Certificate according to their closing value.”

b.	To the extent a fund charges a load or an ETF charges a commission, please clarify whether the contribution (and coverage base increase) increases the coverage amount gross or net of the commission or load.

Response: A Contribution increases the Coverage Amount gross of any commission or load. Currently, we do not allow A-shares or other funds with front-end loads to be included as Eligible Funds.

29.	Covered Asset Pool Composition Requirements – For clarity, please consider outlining the information in paragraph five in a table format. (page 24)

Response: Disclosure has been revised as requested.

Ms. Ashley Vroman-Lee

Insured Investments Office

U.S. Securities and Exchange Commission

April 15, 2013

Page | 6

30.	Covered Asset Pool Composition Requirements – Please provide a list of Eligible Assets that will be available on the www.aria4advisors.com website. The website currently does not have this information as disclosed in the prospectus (Appendix A). (page 24 and page 67) Please provide a list of Eligible Strategies to be added in Appendix A – Section B. (page 95)

Response: The list of Eligible Assets will appear on the www.aria4advisors.com website after effectiveness of the registration statement.

31.	Eligible Strategy Composition Requirements – An investor may see the following two sentences as inconsistent: “(W)e have no… control over your Account” and “(W)e may, in our sole discretion, change the composition requirements at any time.” (page 27) Please consider adding clarifying language that Transamerica has no direct control over the account.

Response: We have revised the above-referenced disclosure as follows: “We have no ownership or discretionary control over your Account. We cannot reallocate assets in your Account to maintain compliance with composition requirements. You are responsible for maintaining compliance with the composition requirements at all times.”

32.	Eligible Strategy Composition Requirements – Please explain supplementally why a purchaser only has seven business days from the date of non-compliance of the composition requirements (Covered Asset Pool not meeting the composition requirements) whereas they have 30 days’ notice before the change if Transamerica makes changes to the composition requirements. (page 27)

Response: The Certificate requires compliance with composition requirements at all times. However, if an Account is out of compliance with existing composition requirements, we will provide notice and a seven business day grace period to cure non-compliance prior to termination of the Certificate. In addition, if we change composition requirements, we will provide the Certificate Owner with notice of the change and a 30 day grace period. We believe a longer grace period is appropriate if we change the composition requirements.

33.	Coverage Base – Please provide cross-references to Fee Option 2 – 6 in this paragraph. (page 28 and page 31)

Response: Comment complied with.

34.	Additional Coverage Amount – Please explain supplementally why the two required minimum distributions cannot be taken from the Certificate in the same Certificate year. (page 40)

Response: The Certificate provides that certain required minimum distributions may qualify as an Additional Coverage Amount which may be withdrawn without causing an Excess Withdrawal. Allowing Certificate Owners to take two required minimum distributions in the same Certificate Year would be inconsistent with the purpose of the Additional Coverage Amount and would impact product pricing considerations.

35.	Benefit Payments – Please clarify whether the lifetime annuity payout will fluctuate based on the 10-year US Bond Yield. (page 45)

Response: The disclosure under the subheadings “Coverage Amount” (page 10) and “Calculation of the Coverage Amount after the Lock-In Date” (page 34) states that “[a]fter the Lock-In Date but before the Insured Event, the Coverage Amount is calculated on each Certificate Anniversary.” Accordingly, the lifetime annuity payout would not fluctuate after the Insured Event.

36.	Certificate Fee – Please clarify what is meant by “insurance protections.” (page 44)

Response: We will add the following after the above-referenced sentence: “The Certificate provides guaranteed ‘benefit payments’ over the life of the Covered Person(s) if the Covered Asset Pool is reduced to zero, subject to conditions specified in the Contract and Certificate. The Certificate Fee compensates us for providing this insurance protection.”

37.	Fee Options – Please provide a range of Certificate Fees. (page 45, fifth paragraph)

Response: The range of certificate fees will be included in a Pre-Effective Amendment.

Ms. Ashley Vroman-Lee

Insured Investments Office

U.S. Securities and Exchange Commission

April 15, 2013

Page | 7

38.	Fee Options – Please explain supplementally why “[financial professional]” is bracketed. (page 45, 6th paragraph)

Response: The brackets will be removed from this term in the pre-effective amendment.

39.	Investment Profiles and Fund Factors – The prospectus states “(t)o the extent there may be administrative efficiencies with respect to certain allocations among Eligible Funds…” Please explain supplementally what kind of efficiencies might exist based on specific allocations. (page 44)

Response: The technology and administrative procedures to monitor the Covered Asset Pool may become more efficient if a Certificate Owner utilizes certain groups of Eligible Funds, such as Eligible Funds of a particular fund family or fewer Eligible Funds. In view of this potential efficiency, we may approve a reduction of the Certificate Fee for allocations to a predefined group of Eligible Funds.

40.	Investment profiles and Fund Factors – Please disclose whether a certificate owner will be provided notice if his/her investment moves to a more expensive investment profile (either due to contributions, withdrawals or investment performances). (page 44)

Response: Through the monitoring of the Covered Asset Pool compliance/non-compliance, we will communicate with the Certificate owner and their financial advisor if they move to a more expensive investment profile.

41.	Current and Maximum Certificate Fee Percentages – Please provide the annual rates for each Investment Option and each Investment Profile. (page 48)

Response: Current and maximum Certificate Fee Percentages will be included in a pre-effective amendment.

42.	Section 5 – Eligible Assets – Please explain supplementally why “[third-party consultant] is bracketed.” (page 66)

Response: The brackets will be removed from this term in the pre-effective amendment.

43.	Section 7 – Tax Considerations – Please explain whether Transamerica plans to obtain a private letter ruling with respect to this product. (page 71)

Response: We currently do not plan to obtain a private letter ruling with respect to this Certificate. The prospectus (particularly the second paragraph of Section 7, “Tax Considerations”) includes disclosure regarding existing private letter rulings issued by the IRS and related risks with respect to the tax treatment of the Certificate.

44.	General Comment – Covered Asset Transfers involving ETFs may not be able to occur at the same time. There may be a lag between a purchase and sale that may span a valuation day (particularly when moving between ETFs and mutual funds). Please explain supplementally whether this period between investments may adversely affect contract owner benefits.

Response: Covered Asset Pool value will only reflect the value of actual investments. Accordingly, a lag in investment due to transfers could result in the owner missing out on positive or negative market performance on that valuation day, with a corresponding impact on contract benefits that are based on Covered Asset Pool value.

45.	General Comment – The prospectus suggests that certain information (e.g., current fees, investment parameters, etc.) in the prospectus might be dated and an investor should get the updated information from his/her financial professional or from a website. Please note that all material information in the prospectus should be kept up-to-date. (page 57)

Response: The Company confirms that composition requirements (formerly referred to as investment parameters) will be maintained in the prospectus and, if changed, updated via Rule 424 prospectus supplements.

Ms. Ashley Vroman-Lee

Insured Investments Office

U.S. Securities and Exchange Commission

April 15, 2013

Page | 8

With respect to the Certificate Fee Percentage applicable to Eligible Funds, the prospectus will disclose both the current Certificate Fee Percentage as of the date of the prospectus and the maximum Certificate Fee Percentage under the Certificate. Any change to the maximum Certificate Fee Percentage would be disclosed in an amendment to the prospectus. Certificate Owners will be informed of the current Certificate Fee Percentage at the time of purchase, and the initial Certificate Fee Percentage that will apply to the Certificate will appear on a schedule to the Certificate upon issuance. In addition, any future changes to the current Certificate Fee Percentages (subject to the stated maximum) will be posted on a website as described in the prospectus.

Existing Certificate Owners will be notified of any changes to the current Certificate Fee Percentages applicable to their Certificate as a result of an Automatic Step-Up.

With respect to the Certificate Fee Percentage applicable to Eligible Strategies the prospectus will disclose the maximum Certificate Fee Percentage under the Certificate. Any change to the maximum Certificate Fee Percentage would be disclosed in an amendment to the prospectus. Certificate Owners will be informed of the current Certificate Fee Percentage at the time of purchase, and the initial Certificate Fee Percentage that will apply to the Certificate will appear on a schedule to the Certificate upon issuance. In addition, any future changes to the current Certificate Fee Percentages will be posted on a website as described in the prospectus.

We submit that the disclosure approach described above is consistent with that of other contingent deferred annuity contracts. Furthermore, as a practical matter, including the information in the prospectus would be extremely burdensome given that current Certificate Fee Percentages may change regularly and a different Certificate Fee Percentage applies to each of the six Fee Options applicable to Eligible Funds, and to each of the Eligible Strategies.

46.	Appendix A – Please revise Appendix A to reflect each Eligible Fund’s Fund Factor and Asset Class Category.

Response: The Company has decided not to include a list of current Eligible Assets in the prospectus. Instead, the current list of Eligible Assets, fund factors and asset class categories will be available to Certificate Owners in real time on a website, and will be provided to financial professionals for use in maintaining compliance with composition requirements. Importantly, if any change in the list of Eligible Assets in which a Certificate Owner invests results in a requirement to reallocate assets to maintain compliance with composition requirements, the affected Certificate Owners will receive a notice informing them of the change and the obligation to reallocate to the updated composition requirements. In addition, we will notify an affected Certificate Owner of a Fund Factor change by sending notification thirty (30) days in advance. The Certificate prospectus will include a current list of the Asset Category Caps and Fee Factor Caps, which are used for maintaining composition requirements.

We submit that the disclosure approach described above is consistent with that of other contingent deferred annuity contracts. In addition, the disclosure approach is consistent with other securities offerings for which insurance benefits may be based on external values subject to frequent changes. In such offerings, the prospectus often includes a description of how the insurance guarantees are calculated, but does not include certain inputs that may be selected by the issuer periodically based on current market conditions (such as interest rates for market value adjustment contracts, or performance cap rates for structured notes). These inputs are communicated to the customers outside of the prospectus. In this regard, we note that a Certificate Owner does not acquire any interest in any Eligible Funds or Eligible Strategy Funds through the purchase of a Certificate and those Funds are not offered by the Company or made available through the Certificate.

Furthermore, as a practical matter, including the information in the prospectus would be extremely burdensome given that Eligible Funds and Eligible Strategies may be added or removed from the list of Eligible Assets frequently.

Accordingly, the Company will remove Exhibit A.

47.	Guarantees and Support Agreements – Please clarify supplementally whether there are any types of guarantees or support agreements with third parties to support any of the company’s guarantees under the certificate or whether the company will be primarily responsible for paying out on any guarantees associated with the policy.

Response: The Company does not currently have any guarantee or support agreements with third parties to support the Company’s guarantees under the Certificate.

Ms. Ashley Vroman-Lee

Insured Investments Office

U.S. Securities and Exchange Commission

April 15, 2013

Page | 9

48.	Material Information – Please note that the filing has material information missing or information that needs to be updated. Please confirm that all missing information will be filed with the Commission.

Response: We confirm that information blanks will be filled in and required exhibits will be included in the pre-effective amendment. Please advise if the staff believes that other material information is missing.

49.	Exhibits – Please note that the powers of attorneys must relate specifically to the relevant registration statement and therefore must expressly list the 1933 Act File Number of the initial filing.

Response: Powers of Attorney that relate specifically to the filing will be included in the pre-effective amendment.

50.	Tandy Representation – We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the registrant is in possession of all facts relating to the registrant’s disclosure, it is responsible for the accuracy and adequacy of the disclosures it has made.

Notwithstanding our comments, in the event the registration requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

•	Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	The registrant may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Response: We will make the appropriate acknowledgements in connection with a request for acceleration.

*        *        *

I trust that the responses provided in this letter address your comments. If you have any questions regarding these responses, please contact the undersigned at 319-355-8330. Thank you very much for your assistance with this filing.

Sincerely,

/s/ Darin D. Smith
Darin D. Smith
[Managing] Assistant General Counsel
Transamerica Capital Management Division
Transamerica Advisors Life Insurance Company

cc:	[TBA]